Exhibit 33.1

Revised:  February-2006

CH2M HILL ALUMNI PROGRAM

Introduction

•                  The Alumni program was established to provide long service employees with an opportunity to participate in the future success of the company for a specified period of years after they have retired.

Eligibility

•                  Age 60 (LTD management in its sole discretion may permit eligibility at an earlier age, on a case by case basis.)

•                  10 or more years of CH2M HILL service

•                  Own directly a minimum number of shares (excluding shares held through the ESP and 401(k)) equivalent in value to $100,000

•                  Must retire from CH2M HILL and not compete with CH2M HILL directly or through employment with a competitor

Election and Participation

•                  An eligible employee may elect within 30 days of his/her announced retirement date to enter the Alumni Program by completing and submitting an Alumni Program Election Form to the address shown on the form.  The form includes an agreement not to compete with CH2M HILL.

•                  Once a retiree has elected to participate in the Alumni Program, he/she must request to sell 20% (one fifth) or more of their CH2M HILL stock holdings at the first trade date immediately following the retirement date and 20% (one fifth) of their stock on each trade date following the four anniversary dates of their retirement.

•                  If a retiree should change their mind about their level of participation in the Alumni Program, they may elect to sell, at any trade date, all or a part of their remaining holdings. Any remaining share balance will be sold in accordance with the original election, i.e.; the remainder will be divided proportionately and offered for sale on each trade date following the remaining anniversary dates of their retirement.  Any share balance valued at less than $25,000 must be offered for sale at the trade date.

•                  If an alumni participant dies prior to selling all of his/her shares, the beneficiary would be required to sell the remaining shares within one year of the date of death.

•                  CH2M HILL may modify and/or terminate the Alumni Program at any time without prior notice to current or future participants.  Participants shall be bound by any such modifications and, in the event of Alumni Program termination, shall be required to sell their remaining balance of stock in accordance with CH2M HILL policies then in effect.

Selling Shares

•                  At the time of retirement, the initial price for selling CH2M HILL stock will be that price in effect at the time of the next trade date following the date of retirement.  Subsequent trades will be on the next trade date following the anniversary date of the retiree’s retirement.

•                  All sales through the internal market are subject to market clearing.  CH2M HILL has the right, but not the obligation, to purchase a retiree’s shares if the market does not clear.  If the internal market does not clear, CH2M HILL has one of two options:

•                  Return the shares to the retiree to be put to market at the next trade date, or

•                  Issue a 4-year promissory note, at market interest rate (as defined below), for the principle amount equal to the amount that the retiree would have received had the stock cleared the market on the trade date when first offered.  Market interest rate to be used for this note is the 5 year Treasury rate plus 75 basis points.  The market interest rate used for the notes is established twice yearly in January and July (i.e., if a retiree receives a note in March, it would be at the January Treasury rate plus 75 basis points and similarly, if a retiree receives a note in October, it would be at the July Treasury rate plus 75 basis points).  That rate is fixed for the term of the note.

•                  If an Alumni Program participant goes to work for a competitor or otherwise competes with CH2M HILL after he elects to enter the Alumni Program, the participant must sell his/her stock at the next trade date following the start of competition with CH2M HILL.  The participant is obligated to notify CH2M HILL within 15 days of the start of competing activity, but the firm may at its sole discretion determine that a participant is competing without notice from the participant and take steps to terminate his participation in the Alumni Program.

Revised:  February-2006

CH2M HILL COMPANIES, LTD.

ALUMNI PROGRAM ELECTION FORM

Employee Name                                                                                                 SSN

1.	Eligibility:	Birthdate/Age:
Years of Service:
Number of Shares Owned:

2.	Indicate what order you would like your shares sold:
First-in, first-out
Last-in, first-out (LIFO)

3.		Have you already submitted a Request to Sell Form to the broker?
(It is not necessary to submit a Request to Sell Form. CH2M HILL will automatically put your shares to the Internal Market for you.) YES ☐ NO ☐

4.		Have you completed a New Account Application and remitted it to the broker?
YES ☐ NO ☐

5.		Have you converted your share certificates to uncertificated shares?
YES ☐ NO ☐ (If no, you must do so before eligible to participate in the program.)

6.		Have you exercised your vested stock options, if any? YES ☐ NO ☐

7.		Do you have restricted shares? YES ☐ NO ☐

8.		Where can you be reached after you leave CH2M HILL?

	Address	Email Address
Phone

I elect to participate in the CH2M HILL Alumni Program effective                           .  I elect to sell                      shares of my CH2M HILL stock on the first trade date following my effective date and 20 percent of my stock on each of the next four anniversary dates following my first trade date.  I further understand that I may elect to change the above election at any trade date following my first trade date and sell all of my remaining balance or any portion of that balance beyond the minimum 20%, if I so elect.  I acknowledge that I am retiring on                                and that I am not going to work for a competitor.  I further understand that if I subsequently go to work for a competitor, I must sell all my remaining CH2M HILL stock on the next trade following my new employment.  I further understand that CH2M HILL may modify or discontinue the Alumni Program at any time without notice in which case I will be bound by any such modifications and in the event of termination required to sell my entire remaining balance in the next trade date following termination.

Signature	Date

Please sign and return this form to:	Stock Administrator/DEN
CH2M HILL Companies, Ltd.
9191 S. Jamaica Street
Englewood, CO 80112-5946